SAMSON OIL & GAS LIMITED PROVIDES OPERATIONAL ADVICE

Denver 1800 hours October 14th, 2008, Perth 0800 hours 15th October 2008

Leonard #1-23H (16.67% before payout, 25% after payout)

Samson Oil & Gas Limited (AMEX: SSN /ASX: SSN) announced today that the Leonard #1-23H well being drilled in the North Harstad Oil Field spudded on Sunday, October 12th, has set surface casing at a depth of 2,270 feet, and is preparing to drill ahead.

This well is located adjacent to the producing Harstad #1-15H well.

The Leonard #1-23H will target the Bluell Formation, which is currently producing about 100 BOPD from the Harstad #1-15H well. The Leonard #1-23H well is expected to be vertically drilled 10,000’ down to the Bluell, then kicked-off horizontally to the southeast, while staying within the Bluell zone for a distance of approximately 5,000 feet. The Bluell Formation is expected to be stimulated using state of the art technology, which will include external casing packers such that the well is stimulated along its entire horizontal length. This completion design is expected to enhance the production performance of the new well.

Davis Bintliff #1 (12.5% before payout, 9.725% after payout)

The Davis Bintliff #1 well is currently being completed and a work over rig has been mobilized and the well bore has been logged to establish the cement bond such that the completion design can be finalized. The well is expected to be perforated and tested during the week of October 20th such that reservoir pressure and expected flow rates can be established.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts (ADRs) are traded on the American Stock Exchange under the symbol "SSN", and, each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Information contained in this report relating to hydrocarbon reserves was compiled by the Managing Director of Samson Oil & Gas Ltd.., T M Barr a Geologist who holds an Associateship in Applied Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.